EXHIBIT 4.1
DESCRIPTION OF KEYCORP’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

    The following summarizes the terms and provisions of the securities of KeyCorp, an Ohio corporation (“KeyCorp”), registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following does not purport to be complete and is qualified in its entirety by reference to KeyCorp’s Third Amended and Restated Articles of Incorporation (as amended, the “Articles”) and Third Amended and Restated Regulations (as amended, the “Regulations”), which KeyCorp has previously filed with the U.S. Securities and Exchange Commission, applicable federal law governing bank holding companies, and applicable Ohio law.

Authorized Capital

KeyCorp’s authorized capital stock consists of 2,100,000,000 shares of common stock, par value $1.00 per share (“Common Stock”), and 25,000,000 shares of preferred stock, par value $1.00 per share (“Preferred Stock”).

Because KeyCorp is a holding company, the rights of KeyCorp to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of KeyCorp shareholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that KeyCorp itself may be a creditor of that subsidiary with recognized claims. Claims on KeyCorp’s subsidiaries by creditors other than KeyCorp will include substantial obligations with respect to deposit liabilities and purchased funds. As a result, shares of KeyCorp capital stock are effectively subordinated to all existing and future liabilities and obligations of its subsidiary, KeyBank. In addition, federal banking law limits the amount of capital distributions that a bank can make to its holding company without prior regulatory approval.

Under Ohio law, shareholders generally are not personally liable for a corporation’s acts or debts.

Common Stock

Exchange and Trading Symbol

Shares of Common Stock are listed for trading on the New York Stock Exchange (“NYSE”) under the trading symbol “KEY.”

Rights and Preferences

    All outstanding shares of Common Stock are duly authorized, fully paid, and non-assessable. However, Ohio law provides that a shareholder who knowingly receives any dividend, distribution, or payment made contrary to law or the Articles will be liable to KeyCorp for the amount received by such shareholder that is in excess of the amount that could have been paid or distributed without violation of law or the Articles.

Holders of Common Stock have no conversion, preemptive, or subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of any shares of Preferred Stock that have been issued or may be issued in the future.

In the event of KeyCorp’s voluntary or involuntary liquidation, dissolution, or winding up, the holders of Common Stock are entitled to receive, on a share for share basis, any of KeyCorp’s assets or funds available for distribution after KeyCorp has paid in full all of its debts and distributions and the full liquidation preferences of all series of its outstanding Preferred Stock.

Voting Rights

Subject to the rights, if any, of the holders of any shares of Preferred Stock, holders of Common Stock have exclusive voting rights and are entitled to one vote for each share of Common Stock on all

EXHIBIT 4.1
matters voted upon by the shareholders. Holders of Common Stock do not have the right to cumulate their voting power.
KeyCorp has adopted a majority voting standard in uncontested elections of directors and plurality voting in contested elections. Except as otherwise provided by the Articles (including Article VI of the Articles), the Regulations, or by law, all matters brought to a vote of the holders of Common Stock must be authorized and approved by the affirmative vote of a majority of the shares of Common Stock represented in person or by proxy at a meeting of KeyCorp’s shareholders.

Dividends
Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled to share equally, share for share, in dividends declared, if any, by the KeyCorp Board of Directors (the “Board of Directors”) out of legally available funds.

Transfer Agent

Computershare Investor Services, LLC is the transfer agent for the Common Stock.

Preferred Stock

The Board of Directors is authorized to cause shares of Preferred Stock to be issued in one or more series and with respect to each such series, fix (a) the designation of the series, (b) the authorized number of shares of the series, which number the Board of Directors may (except as otherwise provided in the creation of the series) increase or decrease, (c) the dividend rate or rates (which may be fixed or adjustable) of the shares of the series, (d) the dates on which dividends, if declared, will be payable, and, if applicable, the dates from which dividends shall be cumulative, (e) redemption rights and prices, if any, for shares of the series, (f) the amount, terms, conditions, and manner of operation of any retirement or sinking fund to be provided for the purchase or redemption of shares of the series, (g) the amounts payable on the shares of the series in any liquidation, dissolution, or winding up of the affairs of KeyCorp, (h) whether the shares of the series will be convertible into another class of Preferred Stock or into shares of Common Stock and the terms and conditions upon which conversions may be made, and (i) the restrictions, if any, upon the issue of any additional shares of the same series.
The rights of the holders of Common Stock are generally subject to the prior rights of the holders of any outstanding shares of Preferred Stock with respect to dividends, liquidation preferences, and other matters.
As of December 31, 2022, KeyCorp has authorized for issuance: (1) 21,000 shares of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series D (“Series D Preferred Stock”), with a liquidation preference of $25,000 per share, (2) 500,000 shares of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E (“Series E Preferred Stock”), with a liquidation preference of $1,000 per share, (3) 425,000 shares of Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series F (“Series F Preferred Stock”), with a liquidation preference of $1,000 per share, (4) 450,000 shares of Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series G (“Series G Preferred Stock”), with a liquidation preference of $1,000 per share, and (5) 600,000 shares of Fixed Rate Reset Perpetual Non-Cumulative Preferred Stock, Series H (“Series H Preferred Stock”), with a liquidation preference of $1,000 per share. The Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, and Series H Preferred Stock are collectively referred to herein as the “Series D, E, F, G, and H Preferred Stock.”
The Series D, E, F, G, and H Preferred Stock rank equally as to dividends and distributions on liquidation and include the same provisions with respect to restrictions on declaration and payment of dividends and voting rights. KeyCorp may from time to time, without notice to or the consent of holders of Series D, E, F, G, or H Preferred Stock, (i) increase (but not in excess of the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares of Series D, E, F, G, or H Preferred Stock outstanding, as applicable) the number of authorized shares of Series D, E, F, G, or H Preferred Stock, as applicable, and/or (ii) issue additional shares of Preferred Stock that rank equally with or junior to the Series D, E, F, G, and H Preferred Stock.

Exchange and Trading Symbols

EXHIBIT 4.1
Shares of Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, and Series H Preferred Stock are represented by depositary shares, each representing a 1/40th interest in a share of the series. The depositary shares are listed on the NYSE under the following trading symbols:

Depositary Share	Trading Symbol
Depositary Shares each representing a 1/40th interest in a share of Series E Preferred Stock	KEY Prl
Depositary Shares each representing a 1/40th interest in a share of Series F Preferred Stock	KEY PrJ
Depositary Shares each representing a 1/40th interest in a share of Series G Preferred Stock	KEY PrK
Depositary Shares each representing a 1/40th interest in a share of Series H Preferred Stock	Key PrL

Shares of Series D Preferred Stock are also represented by depositary shares, each representing a 1/25th ownership interest in a share of the series. Neither the Series D Preferred Stock nor the depositary shares representing the series are listed on any securities exchange or electronic trading network.

For more information on the terms of the depositary shares representing shares of Preferred Stock, see “Depositary Shares” below.

Rights and Preferences

Shares of Series D, E, F, G, and H Preferred Stock rank, with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution, and winding up of the affairs of KeyCorp:

•junior to KeyCorp’s secured and unsecured debt;
•senior to the Common Stock and any other series of KeyCorp junior stock that may be issued in the future;
•equally with each other and with each other series of Preferred Stock that by its terms is expressly stated to be on parity with the Series D, E, F, G, and H Preferred Stock; and
•junior to any Preferred Stock that by its terms is expressly stated to be senior to the Series D, E, F, G, and H Preferred Stock.

In addition, KeyCorp will generally be able to pay dividends and distributions upon the voluntary or involuntary liquidation, dissolution, or winding up of the affairs of KeyCorp only out of lawfully available assets for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The shares of Series D, E, F, G, and H Preferred Stock are duly authorized, fully paid, and nonassessable, and holders of Series D, E, F, G, and H Preferred Stock do not have preemptive or subscription rights to acquire more capital stock of KeyCorp.

The Series D, E, F, G, and H Preferred Stock are not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of KeyCorp. The Series D, E, F, G, and H Preferred Stock have no stated maturity and are not subject to any sinking fund or other obligation of KeyCorp to redeem or repurchase the Series D, E, F, G, or H Preferred Stock.

Dividends

The Series D, E, F, G, and H Preferred Stock include substantially the same provisions with respect to the payment of dividends. Dividends on shares of the Series D, E, F, G, and H Preferred Stock are not mandatory and are non-cumulative. Holders of Series D, E, F, G, and H Preferred Stock are entitled to receive, when, as, and if declared by the Board of Directors or any duly authorized committee thereof, out of legally available assets, the following dividends on the applicable liquidation price per

EXHIBIT 4.1
share, on a non-cumulative cash basis, quarterly in arrears on the 15th day of March, June, September, and December of each year, commencing on the dates set forth below:

Series	Dividend Rate	Dividend Commencement Date
Series D Preferred Stock	5.000% per annum to but excluding September 15, 2026 and thereafter at a floating rate per annum equal to three-month LIBOR, reset quarterly, plus 3.606%.	December 15, 2016
Series E Preferred Stock	6.125% per annum to but excluding December 15, 2026 and thereafter at a floating rate per annum equal to three-month LIBOR, reset quarterly, plus 3.892%.	March 15, 2017
Series F Preferred Stock	5.650% per annum.	December 15, 2018
Series G Preferred Stock	5.625% per annum.	September 15, 2019
Series H Preferred Stock	6.200% per annum to but excluding December 15, 2027 and thereafter, during each reset period, at a rate per annum equal to the five-year treasury rate as of the most recent reset date, plus 3.132%. “Reset date” means December 15, 2027 and each date falling on the fifth anniversary of the preceding reset date.	December 15, 2022

If the Board of Directors or a duly authorized committee thereof has not declared and paid a dividend on the Series D, E, F, G, or H Preferred Stock, as applicable, before the applicable payment date for any dividend period, such dividend will not be cumulative and will not be payable for such dividend period, and KeyCorp will have no obligation to pay dividends for such dividend period, whether or not dividends on the Series D, E, F, G, or H Preferred Stock, as applicable, parity stock, junior stock, or any other class or series of Preferred Stock, are declared for any future dividend period.

A “dividend period” means the period from, and including, a dividend payment date to, but excluding, the next succeeding dividend payment date, except for the initial dividend period, which varies among the series of Preferred Stock and is specified in the terms of each series. For purposes of determining a dividend period during the floating rate period applicable to the Series D Preferred Stock and Series E Preferred Stock, the dividend payment date shall be the actual payment date of the applicable dividend.

With respect to each dividend period, dividends on the Series D, E, F, G, and H Preferred Stock are calculated from, and include, the most recently preceding dividend payment date (or, in the case of the initial dividend period, from and including the original issuance date) at the dividend rate on the liquidation preference of $25,000 per share of Series D Preferred Stock (equivalent to $1,000 per depositary share) or $1,000 per share of Series E, F, G, or H Preferred Stock (equivalent to $25 per depositary share). If KeyCorp issues additional shares of Series D, E, F, G, or H Preferred Stock, the initial dividend period with respect to those additional shares will commence from, and include, the applicable original issuance date of those additional shares (or, for Series H Preferred Stock, from any other date that may be specified at the time such additional shares are issued) at the applicable dividend rate. Notwithstanding the foregoing, dividends on the Series D, E, F, G, and H Preferred Stock will not be

EXHIBIT 4.1
declared, paid, or set aside for payment to the extent such act would cause KeyCorp to fail to comply with laws, rules, and regulations applicable thereto, including applicable regulatory capital rules.

KeyCorp calculates dividends, including dividends payable for any partial dividend period, on the Series D, E, F, G, and H Preferred Stock on the basis of a 360-day year consisting of twelve 30-day months. The amount of any dividend payable during a floating rate period applicable to the Series D Preferred Stock and Series E Preferred Stock, including dividends payable for any partial dividend period, will be calculated on the basis of a 360-day year and the actual number of days elapsed. Dollar amounts resulting from that calculation are rounded to the nearest cent, with one-half cent being rounded upward. Dividend rights on any Series D, E, F, G, or H Preferred Stock to be redeemed will cease after the redemption date, as described below under “-Redemption,” unless KeyCorp defaults in the payment of the applicable redemption price of the shares called for redemption.

KeyCorp pays dividends to the holders of record of shares of the Series D, E, F, G, and H Preferred Stock as they appear on KeyCorp’s stock register on each record date, which is the 15th calendar day before the related dividend payment date (provided, however, if any such date is not a business day, then the record date is the next succeeding day that is a business day) or such other date as determined by the Board of Directors or any duly authorized committee thereof. If any date on which dividends would otherwise be payable is not a business day, then payment of any dividend otherwise payable on such date is made on the next succeeding business day, without interest or other payment in respect of such delay. In the event that any dividend payment date during the floating rate period applicable to the Series D Preferred Stock or Series E Preferred Stock falls on a date that is not a business day, the payment of any dividend otherwise payable on such date will be made on the next succeeding business day unless that day falls in the next calendar month, in which case payment of any dividend otherwise payable on such date will be made on the immediately preceding business day, and such dividends will be payable on, and calculated to, but excluding, the actual payment date.

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions and trust companies in New York, New York or Cleveland, Ohio are permitted or required by any applicable law to close. For dividends payable during the floating rate period applicable to the Series D Preferred Stock and Series E Preferred Stock, a “business day” means any day that would be considered a business day during the fixed rate period that is also a London banking day.

Dividends on shares of Series D, E, F, G, and H Preferred Stock are not cumulative. Accordingly, if the Board of Directors or a duly authorized committee thereof does not declare a dividend on the Series D, E, F, G, or H Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be payable and KeyCorp will have no obligation to pay, and the holders of Series D, E, F, G, or H Preferred Stock, as applicable, shall have no right to receive, dividends for such dividend period on the dividend payment date or at any future time, or interest with respect to such dividends, whether or not dividends on the Series D, E, F, G, or H Preferred Stock, as applicable, are declared for any future dividend period.

So long as any share of Series D, E, F, G, or H Preferred Stock remains outstanding:

1.no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock or any dividend or distribution of capital stock or rights to acquire capital stock of KeyCorp in connection with a shareholders’ rights plan or any redemption or repurchase of capital stock or rights to acquire capital stock under any such plan); and

2.no shares of junior stock shall be repurchased, redeemed, or otherwise acquired for consideration by KeyCorp, directly or indirectly (other than (a) as a result of a reclassification of junior stock for or into other junior stock, (b) the exchange or conversion of one share of junior stock for or into another share of junior stock, (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (d) purchases, redemptions, or other acquisitions of shares of junior stock pursuant to any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or

EXHIBIT 4.1
consultants, (e) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to or during the most recent preceding dividend period for which the full dividends for the then most recently completed dividend period on all outstanding shares of Series D, E, F, G, or H Preferred Stock, as applicable, have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside, including under a contractually binding stock repurchase plan, or (f) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by KeyCorp;

unless, in each case, the dividends for the then most recently completed dividend period on all outstanding shares of Series D, E, F, G, or H Preferred Stock, as applicable, have been declared and paid in full or declared and a sum sufficient for the payment in full thereof has been set aside.

As used herein, “junior stock” means Common Stock and any other class or series of stock of KeyCorp over which Series D, E, F, G, and H Preferred Stock have preference or priority in the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of KeyCorp.

When dividends are not paid in full upon shares of Series D, E, F, G, and H Preferred Stock and any parity stock, all dividends declared upon shares of Series D, E, F, G, and H Preferred Stock and any such parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio as the ratio between the then-current dividends due on the shares of the Series D, E, F, G, and H Preferred Stock, as applicable, and (i) in the case of any series of parity stock that is non-cumulative Preferred Stock, the aggregate of the current and unpaid dividends due on such series of Preferred Stock, and (ii) in the case of any series of parity stock that is cumulative Preferred Stock, the aggregate of the current and accumulated and unpaid dividends due on such series of Preferred Stock.

As used herein, “parity stock” means any other class or series of stock of KeyCorp that ranks equally with the Series D, E, F, G, and H Preferred Stock in the payment of dividends and in the distribution of assets on any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of KeyCorp. Each of the Series D, E, F, G, and H Preferred Stock is parity stock.

No interest will be payable in respect of any declared but unpaid dividend payment on shares of Series D, E, F, G, or H Preferred Stock that is paid after the relevant dividend payment date for such dividend period.

If the Board of Directors, or a duly authorized committee thereof, determines not to pay any dividend or a full dividend on the Series D, E, F, G, or H Preferred Stock on a dividend payment date, KeyCorp will provide, or cause to be provided, written notice to the holders of the Series D, E, F, G, or H Preferred Stock, as applicable, prior to such date.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock, or otherwise), as may be determined by the Board of Directors or any duly authorized committee thereof, may be declared and paid on the Common Stock and any other stock ranking equally with or junior to the Series D, E, F, G, and H Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series D, E, F, G, or H Preferred Stock, as applicable, shall not be entitled to participate in any such dividend.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of KeyCorp, holders of Series D, E, F, G, and H Preferred Stock are entitled to receive out of assets of KeyCorp legally available for distribution to shareholders, after satisfaction of liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series D, E, F, G, and H Preferred Stock, before any distribution of assets is made to holders of Common Stock or of any of KeyCorp’s other shares of stock ranking junior as to such a distribution to the shares of Series D, E, F, G, and H Preferred Stock, a

EXHIBIT 4.1
liquidating distribution in the amount of the liquidation preference of $25,000 per share of Series D Preferred Stock (equivalent to $1,000 per depositary share) or $1,000 per share of Series E, F, G, and H Preferred Stock (equivalent to $25 per depositary share) plus declared and unpaid dividends, without regard to any undeclared dividends. Holders of Series D, E, F, G, and H Preferred Stock will not be entitled to any other amounts from KeyCorp after they have received their full liquidating distribution.

In any such distribution, if the assets of KeyCorp are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of Series D, E, F, G, and H Preferred Stock and all holders of any other shares of KeyCorp stock ranking equally as to such distribution with the Series D, E, F, G, and H Preferred Stock, the amounts paid to the holders of Series D, E, F, G, and H Preferred Stock and to the holders of all such other parity stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders.

If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series D, E, F, G, and H Preferred Stock and any other shares of KeyCorp stock ranking equally as to the liquidation distribution, the holders of KeyCorp junior stock shall be entitled to receive all remaining assets of KeyCorp according to their respective rights and preferences.

For purposes of the Series D, E, F, G, and H Preferred Stock, the merger, consolidation, or other business combination transaction of KeyCorp into or with any other entity, including a merger, consolidation, or other business combination transaction in which the holders of Series D, E, F, G, and H Preferred Stock receive cash, securities, or other property for their shares, or the sale, lease, or exchange of all or substantially all of the property and assets of KeyCorp for cash, securities, or other property, shall not constitute a voluntary or involuntary liquidation, dissolution, or winding up of the affairs of KeyCorp.

Redemption

None of the Series D, E, F, G, or H Preferred Stock is subject to any mandatory redemption, sinking fund, or other similar provision. Except upon a regulatory capital treatment event, as described below, the Series D, E, F, G, and H Preferred Stock is not redeemable prior to the dates set forth below:

Series	Date
Series D Preferred Stock	September 15, 2026
Series E Preferred Stock	December 15, 2026
Series F Preferred Stock	December 15, 2023
Series G Preferred Stock	September 15, 2024
Series H Preferred Stock	December 15, 2027

On those dates, and on any dividend payment date thereafter, the Series D, E, F, G, or H Preferred Stock, as applicable, will be redeemable at KeyCorp’s option, in whole or in part, at a redemption price equal to $25,000 per share of Series D Preferred Stock (equivalent to $1,000 per depositary share) or $1,000 per share of Series E, F, G, or H Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends. Holders of Series D, E, F, G, and H Preferred Stock will have no right to require the redemption or repurchase of the Series D, E, F, G, or H Preferred Stock, as applicable. Dividend rights will cease after the applicable redemption date unless KeyCorp defaults in the payment of the redemption price of the shares of the Series D, E, F, G, or H Preferred Stock, as applicable, called for redemption.

Notwithstanding the foregoing, at any time within 90 days of KeyCorp’s good faith determination that an event has occurred that would constitute a regulatory capital treatment event (as defined below), KeyCorp may, at its option, subject to the approval of the Federal Reserve, provide notice of KeyCorp’s intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Series D, E, F, G, or H Preferred Stock at the time outstanding at a redemption price equal to $25,000 per share of Series D Preferred Stock (equivalent to $1,000 per

EXHIBIT 4.1
depositary share) or $1,000 per share of Series E, F, G, or H Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends.

A “regulatory capital treatment event” means KeyCorp’s determination, in good faith, that, as a result of any

•amendment to, clarification of, or change in (including any announced prospective amendment to, clarification of, or change in) the laws, regulations, or policies of the United States or any political subdivision of or in the United States that is enacted or announced or that becomes effective after the initial issuance of any share of Series D, E, F, G, or H Preferred Stock;

•proposed amendment to or change in those laws, regulations, or policies that is announced or becomes effective after the initial issuance of any share of Series D, E, F, G, or H Preferred Stock; or

•official administrative decision, judicial decision, administrative action, or other official pronouncement interpreting or applying those laws, regulations, or policies that is announced or that becomes effective after the initial issuance of any share of Series D, E, F, G, or H Preferred Stock, there is more than an insubstantial risk that KeyCorp will not be entitled to treat the full liquidation value of all shares of Series D, E, F, G, and H Preferred Stock then outstanding as additional tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the appropriate federal banking agency, as then in effect and applicable, for as long as any share of Series D, E, F, G, and H Preferred Stock is outstanding.

If shares of Series D, E, F, G, or H Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series D, E, F, G, or H Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on KeyCorp’s stock register or transmitted by such other method approved by the depositary, in its reasonable discretion, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series D, E, F, G, or H Preferred Stock are held in book-entry form through the Depository Trust Company (DTC) (or a successor securities depositary), KeyCorp may give such notice in any manner permitted by DTC (or such successor)). Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of Series D, E, F, G, or H Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder (or the method of determining such number); (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series D, E, F, G, or H Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividend rights with respect to the shares to be redeemed will cease on the redemption date. If notice of redemption of any shares of Series D, E, F, G, or H Preferred Stock has been duly given and if on or before the redemption date the funds necessary for such redemption have been set aside by KeyCorp for the benefit of the holders of any shares of Series D, E, F, G, or H Preferred Stock so called for redemption, then, on and after the redemption date, dividend rights with respect to such shares of Series D, E, F, G, or H Preferred Stock will cease, such shares of Series D, E, F, G, or H Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest. See “Depositary Shares” below for information about redemption of the depositary shares relating to the Series D, E, F, G, and H Preferred Stock.

In case of any redemption of only part of the shares of the Series D, E, F, G, or H Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot (or otherwise, to the extent required by DTC with respect to depositary shares held in book-entry form).

Shares of Series D, E, F, G, or H Preferred Stock that are redeemed, purchased, or otherwise acquired by KeyCorp will be cancelled and revert to authorized, but unissued shares of Preferred Stock, undesignated as to series.

EXHIBIT 4.1

Under the Federal Reserve’s current risk-based capital regulations applicable to bank holding companies, any redemption of the Series D, E, F, G, or H Preferred Stock is subject to prior approval of the Federal Reserve, and KeyCorp must either replace the shares to be redeemed with an equal amount of instruments that qualify as common equity tier 1 capital or additional tier 1 capital, or demonstrate to the Federal Reserve that following such redemption KeyCorp will continue to hold capital commensurate with its risk.

Voting Rights

Except as provided below, the holders of Series D, E, F, G, and H Preferred Stock have no voting rights.

Whenever full dividends on any series of Preferred Stock, including but not limited to the Series D, E, F, G, and H Preferred Stock, have not been paid for at least six quarterly dividend periods, whether or not consecutive and whether or not actually declared by the Board of Directors (a “Nonpayment”), the holders of the Series D, E, F, G, and H Preferred Stock, together with holders of all other outstanding series of Preferred Stock, will be entitled to vote as a single class for the election of a total of two additional members of the Board of Directors (the “Preferred Directors”). In that event, the number of directors on the Board of Directors shall automatically increase by two and, at the written request of not less than 20% of the total number of shares of Preferred Stock, including but not limited to the Series D, E, F, G, and H Preferred Stock, at the time outstanding, a special meeting of the holders of all such outstanding series of Preferred Stock, including the Series D, E, F, G, and H Preferred Stock, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual meeting of shareholders, in which event such election shall be held at such next annual meeting of shareholders), followed by such election at each subsequent annual meeting. If the Secretary of KeyCorp fails to call the above special meeting within 20 days of receiving proper notice, any holder of Preferred Stock, including but not limited to the Series D, E, F, G, and H Preferred Stock, may call such a meeting at KeyCorp’s expense solely for the election of Preferred Directors. These voting rights will continue until full cumulative dividends for all past dividend payment periods on all outstanding series of cumulative Preferred Stock, if any, have been paid or declared and set apart for payment and non-cumulative dividends have been paid regularly for at least one full year on all series of KeyCorp’s non-cumulative Preferred Stock.

The Preferred Directors elected will serve until the next annual meeting of shareholders or until any respective successor is elected and qualified. If and when full non-cumulative dividends on all of KeyCorp’s non-cumulative Preferred Stock have been regularly paid for at least a full year following a Nonpayment and all past accumulated dividends on all of KeyCorp’s cumulative Preferred Stock, if any, have been paid or declared and a sum sufficient for the payment of such dividends has been set aside, the holders of the Series D, E, F, G, and H Preferred Stock shall be divested of the foregoing voting rights, along with holders of all other outstanding series of Preferred Stock (subject to revesting in the event of any subsequent Nonpayment), and the term of office of the Preferred Directors elected shall continue until KeyCorp’s next annual meeting. If any vacancy shall occur in the office of any Preferred Director prior to the end of the term of office, such vacancy shall be filled for the unexpired term by the appointment by the remaining Preferred Director of a new Preferred Director for the unexpired term of such former Preferred Director. The Preferred Directors shall each be entitled to one vote per director on any matter. The right to elect Preferred Directors shall be subject to the same provisions described above in the case of future dividend defaults.

If the holders of all series of Preferred Stock become entitled to vote as a single class for the election of directors, the Preferred Stock may be considered a class of voting securities under interpretations adopted by the Federal Reserve. As a result, acquisitions of 10% or more of the outstanding shares of Preferred Stock may be subject to prior approval by the Federal Reserve under the Change in Bank Control Act or the Bank Holding Company Act.

The affirmative vote or consent of the holders of at least two-thirds of all of the shares of the then outstanding shares of Preferred Stock, including but not limited to the Series D, E, F, G, and H Preferred

EXHIBIT 4.1
Stock, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of such outstanding shares of Preferred Stock shall vote separately as a class, shall be required to amend, alter, or repeal the provisions of the Articles or Regulations which would adversely affect the voting powers, rights, or preferences of the holders of such outstanding shares of Preferred Stock (including the Series D, E, F, G, and H Preferred Stock); provided, however, that neither the amendment of the Articles to authorize or to increase the authorized or outstanding number of shares of any class ranking junior to or on a parity with the Preferred Stock, nor the amendment of the Regulations so as to change the number of KeyCorp’s directors, will be deemed to adversely affect the voting powers, rights, or preferences of the holders of Preferred Stock, and accordingly any such amendment referred to in this proviso may be made without the vote or consent of the holders of Preferred Stock (including the holders of the Series D, E, F, G, and H Preferred Stock); and provided further that if any amendment, alteration, or repeal would adversely affect the rights or preferences of one or more but not all of the then outstanding series of Preferred Stock, the affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of the series so affected shall also be required.

The affirmative vote or consent of the holders of at least two-thirds of all of the shares of the then outstanding shares of Preferred Stock, including but not limited to the Series D, E, F, G, and H Preferred Stock, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of such outstanding shares of Preferred Stock shall vote separately as a class, shall be necessary to effect the consummation of a combination (as defined in Section 1701.01(Q) of the Ohio General Corporation Law) or majority share acquisition (as defined in Section 1701.01(R) of the Ohio General Corporation Law) involving the Preferred Stock, or of a merger or consolidation of KeyCorp with another corporation or other entity, or any merger or consolidation of KeyCorp with or into any entity other than a corporation (but so far as the holders of Preferred Stock are concerned, such combination, majority share acquisition, merger, or consolidation may be effected with such vote or consent), unless in each case (x) the shares of Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which KeyCorp is not the surviving or resulting corporation, are converted into or exchanged for preference securities of the surviving or resulting corporation or a corporation controlling such corporation that is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia, and (y) the shares of Preferred Stock remaining outstanding or such new preference securities, as the case may be, have such voting powers, rights, privileges, and preferences as are not materially less favorable to the holders thereof than the voting powers, rights, privileges, and preferences of the holders of Preferred Stock; provided that if such amendment, alteration or repeal would adversely affect the rights, privileges, or preferences of one or more but not all then outstanding series of Preferred Stock, the affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of the series so affected shall also be required.

The affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of Preferred Stock, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of all such outstanding shares of Preferred Stock shall vote as a single class shall be required to effect any one or more of the following:

•The authorization of, or the increase in the authorized number of, any shares of any class ranking senior to the Preferred Stock; or

•The purchase or redemption for sinking fund purposes or otherwise of less than all of the then outstanding shares of Preferred Stock except in accordance with a purchase offer made to all holders of record of such Preferred Stock, unless all dividends on all Preferred Stock then outstanding for all previous dividend periods shall have been declared and paid or funds sufficient for the payment of those dividends have been set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

Additional Classes or Series of Stock

KeyCorp has the right to create and issue additional classes or series of stock ranking equally with or junior to the Series D, E, F, G, and H Preferred Stock as to dividends and/or distribution of assets upon KeyCorp’s liquidation, dissolution, or winding up without the consent of the holders of the Series D,

EXHIBIT 4.1
E, F, G, and H Preferred Stock or the holders of the related depositary shares. KeyCorp may create and issue additional shares of Preferred Stock senior to the Series D, E, F, G, and H Preferred Stock as to dividends and/or distribution of assets upon KeyCorp’s liquidation, dissolution, or winding up with the requisite consent of the holders of the Series D, E, F, G, and H Preferred Stock and KeyCorp’s parity stock entitled to vote thereon, voting together as a class.

Registrar

Computershare Trust Company, N.A. is the registrar and redemption agent and Computershare Inc. is the dividend disbursing agent for the Series D, E, F, G, and H Preferred Stock.

Depositary Shares

For purposes of the following, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that KeyCorp or the depositary maintained for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC.

As described above under “Preferred Stock – Exchange and Trading Symbols,” KeyCorp has issued fractional interests in shares of its Series D, E, F, G, and H Preferred Stock in the form of depositary shares. With respect to the Series D Preferred Stock, each depositary share represents a 1/25th ownership interest in a share of Series D Preferred Stock, and with respect to the Series E, F, G, and H Preferred Stock, each depositary share represents a 1/40th ownership interest in a share of Series E, F, G, and H Preferred Stock, as applicable. The depositary shares are evidenced by a depositary receipt and have been deposited under deposit agreements among KeyCorp and Computershare Trust Company, N.A. and Computershare Inc., jointly as depositary.

Subject to the terms of the deposit agreements, each holder of a depositary share is entitled, through the depositary, in proportion to the applicable fraction of a share of Series D, E, F, G, or H Preferred Stock, as applicable, represented by such depositary share, to all the rights and preferences of the Series D, E, F, G, or H Preferred Stock represented thereby (including dividend, voting, redemption, and liquidation rights). Immediately following their issuance, the Series D, E, F, G, and H Preferred Stock were deposited with the depositary, which then issued depositary receipts evidencing the depositary shares to the initial holders thereof.

Amendment and Termination of the Deposit Agreement

KeyCorp may amend the forms of depositary receipts evidencing the depositary shares and any provision of the deposit agreements at any time and from time to time by agreement with the depositary without the consent of the holders of depositary receipts. However, any amendment that will materially and adversely alter the rights of the holders of depositary receipts will not be effective unless the holders of at least two-thirds of the affected depositary shares then outstanding approve the amendment. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipts, to consent and agree to such amendment and to be bound by the applicable depositary agreement as amended thereby.

KeyCorp will make no amendment that impairs the right of any holder of depositary shares to receive shares of Series D, E, F, G, or H Preferred Stock and any money or other property represented by those depositary shares, except in order to comply with mandatory provisions of applicable law or the rules and regulations of any governmental body, agency, or commission, or applicable securities exchange.

A deposit agreement will automatically terminate if:

•all outstanding depositary shares have been redeemed pursuant to the deposit agreement;
•there shall have been a final distribution made in respect of the Series D, E, F, G, or H Preferred Stock, as applicable, in connection with any voluntary or involuntary liquidation, dissolution, or

EXHIBIT 4.1
winding up of the affairs of KeyCorp and such distribution shall have been distributed to the holders of depositary receipts representing depositary shares pursuant to the terms of the applicable deposit agreement;
•upon the consent of holders of the applicable depositary receipts representing in the aggregate not less than two-thirds of the applicable depositary shares outstanding; or
•at any time by any party upon a material breach of a representation, covenant or term of the applicable deposit agreement by any other party which is not cured within a period not to exceed 30 days after the date of written notice thereof.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions, if any, received in respect of shares of the Preferred Stock underlying the depositary shares to the record holders of depositary shares in proportion to the numbers of depositary shares owned by those holders on the relevant record date. The relevant record date for depositary shares is the same date as the record date for the shares of Preferred Stock.

If there is a distribution other than in cash, rights, preferences, or privileges the depositary will distribute property received by it to the record holders of depositary shares, unless the depositary determines, in consultation with KeyCorp, that it is not feasible to make such distribution. If this occurs, the depositary may, with KeyCorp’s approval, adopt another method for the distribution, including selling the property (at a public or private sale) in a commercially reasonable manner and distributing the net proceeds from the sale to the holders.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by KeyCorp on account of taxes or other governmental charges.

Redemption of Depositary Shares

If KeyCorp redeems the Series D, E, F, G, or H Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series D, E, F, G, or H Preferred Stock, as applicable, held by the depositary. The redemption price per depositary share will be equal to 1/25th of the redemption price per share payable with respect to the Series D Preferred Stock (or $1,000 per depositary share) and 1/40th of the redemption price per share payable with respect to the Series E, F, G, or H Preferred Stock (or $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends.

Whenever KeyCorp redeems shares of Series D, E, F, G, or H Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series D, E, F, G, or H Preferred Stock so redeemed. In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected pro rata by lot or in such other manner as the Board of Directors or any duly authorized committee thereof may determine to be fair and equitable. The depositary will mail by first class mail, postage prepaid (or otherwise transmit by an authorized method) notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series D, E, F, G, or H Preferred Stock, as applicable, and the related depositary shares.

Voting the Series D, E, F, G, and H Preferred Stock

Because a depositary share represents either a 1/25th interest in a share of Series D Preferred Stock or a 1/40th interest in a share of Series E, F, G, or H Preferred Stock, holders of depositary receipts will be entitled to either a 1/25th or 1/40th of a vote per depositary share, as applicable, under those limited circumstances in which holders of the Series D, E, F, G, and H Preferred Stock are entitled to a vote.

EXHIBIT 4.1
When the depositary receives notice of any meeting at which the holders of the Series D, E, F, G, and H Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares relating to the Series D, E, F, G, and H Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series D, E, F, G, and H Preferred Stock, may instruct the depositary to vote the amount of the Series D, E, F, G, or H Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series D, E, F, G, or H Preferred Stock represented by depositary shares in accordance with the instructions it receives. KeyCorp will agree to take all reasonable actions that may be deemed necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series D, E, F, G, or H Preferred Stock, as applicable, it will vote all depositary shares of that series held by it proportionately with instructions received.

Charges of Depositary

KeyCorp pays all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. KeyCorp has paid, and will pay, associated charges of the depositary in connection with the initial deposit of the Series D, E, F, G, and H Preferred Stock and any redemption of the Series D, E, F, G, and H Preferred Stock. Holders of depositary receipts pay transfer, income, and other taxes and governmental charges and such other charges as are expressly provided in the applicable deposit agreement for their accounts. If these charges have not been paid by the holders of depositary receipts, the depositary may refuse to transfer depositary shares, withhold dividends and distributions, and sell the depositary shares evidenced by the depositary receipt.

Listing

As described above under “Preferred Stock – Exchange and Trading Symbols,” the depositary shares representing shares of Series E, F, G, and H Preferred Stock are listed on the NYSE.

Form of Preferred Stock and Depositary Shares

The depositary shares are issued in book-entry form through DTC. The Series D, E, F, G, and H Preferred Stock are issued in registered form to the depositary.

Anti-Takeover Effects of Provisions of Ohio Law and KeyCorp’s Articles and Regulations

Ohio Anti-Takeover Law

Ohio law contains provisions that would make a change in control of KeyCorp more difficult or discourage a tender offer or other plans to restructure KeyCorp. The following discussion of these provisions is qualified in its entirety by reference to those particular statutory provisions.

Ohio Merger Moratorium Statute

Ohio law prohibits certain business combinations and transactions, such as mergers, consolidations, combinations or majority share acquisitions between an Ohio issuing public corporation and an “interested shareholder,” including an affiliate or associate of such interested shareholder (referred to as a “Chapter 1704 transaction”), for a period of three years from the date on which a shareholder first becomes an interested shareholder unless, prior to the interested shareholder’s share acquisition, the directors of the corporation approved the proposed business combination or transaction or approved the purchase of shares by the interested shareholder. An “interested shareholder” is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation. After such three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the proposed business combination or transaction by the affirmative vote of two-thirds of the voting power of

EXHIBIT 4.1
the corporation or such other percentage set forth in the articles of incorporation provided that a majority of the disinterested shareholders approve the transaction.

The Regulations provide that the affirmative vote of at least two-thirds of the Board of Directors shall be required for the approval or recommendation of a Chapter 1704 transaction, any transaction which results in the issuance or transfer by KeyCorp to any person or entity of voting stock of KeyCorp in an amount greater than 15% of the outstanding voting stock of KeyCorp before giving effect to the issuance or transfer and any transaction involving KeyCorp which has the effect, directly or indirectly, of increasing the proportionate share of the stock or securities of any class or series of KeyCorp which is owned by an interested shareholder.

Ohio Control Share Acquisition Act

Additionally, Section 1701.831 of the Ohio Revised Code (“ORC”) generally prohibits transactions pursuant to which a person obtains one-fifth or more but less than one-third of all the voting power of a corporation, one-third or more but less than a majority of all of the voting power of a corporation, or a majority or more of all the voting power of a corporation (a “control share acquisition”), unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation and by the affirmative vote of a majority of the voting power of the corporation excluding the voting power of interested shares. Pursuant to the ORC, KeyCorp has “opted out” of these provisions by providing in its Articles that Section 1701.831 of the ORC will not apply to control share acquisitions of shares of KeyCorp.

Articles and Regulations

KeyCorp’s Articles and Regulations include anti-takeover provisions that:
•authorize the Board of Directors to issue Preferred Stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and establish the rights and terms of that series with limitations prescribed by the provisions of the Ohio General Corporation Law;

•require holders of at least 15% of the shares of Common Stock to call a special meeting of shareholders;

•establish advance notice procedures for shareholders to submit nominations of candidates for election to the Board of Directors or other shareholder proposals;

•allow KeyCorp’s directors to establish the size of the Board of Directors and fill vacancies on the Board of Directors created by an increase in the number of directors;

•allow the Board of Directors to fill vacancies on the Board of Directors by the affirmative vote of a majority of the directors then in office, however caused (subject to the rights of the holders of any series of Preferred Stock to fill vacancies in directors elected by such holders);

•provide that the Regulations may be amended by the Board of Directors without shareholder approval; and

•provide that KeyCorp shall, to the fullest extent permitted by the Ohio General Corporation Law, indemnify its directors, officers and certain other covered persons against certain liabilities and losses incurred in connection with their positions or services.

Provisions of the Articles and Regulations may delay or discourage transactions involving an actual or potential change in control of KeyCorp or change in the Board of Directors or management, including transactions in which shareholders might otherwise receive a premium for their shares or transactions that shareholders might otherwise deem to be in their best interests.

Authorized and Unissued Shares

EXHIBIT 4.1

Shares of authorized and unissued Common Stock are available for future issuance at the discretion of the Board of Directors without shareholder approval except as may otherwise be required by Ohio law. The future issuance of additional authorized shares of Common Stock may, among other things, dilute the earnings per share of the Common Stock and the equity and voting rights of those holding Common Stock at the time the additional shares are issued.

The issuance of additional shares of Preferred Stock by KeyCorp could have certain anti-takeover effects under certain circumstances, and could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of KeyCorp by means of a merger, tender offer, or other business combination transaction directed at KeyCorp by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors.